United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334 **http:** //www.uob.com.sg
Cable TYEHUABank **Tx** RS 21539 TYEHUA

Our ref: ANN/2002/UOB-A02/lh

8 March 2002

02028181

02 APR -2 AM 8:23

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

File No. 82-2947

RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

SUPPL

Dear Sir

We forward herewith a copy of our Announcement of today's date in regard to the above matter for your information.

PROCESSED
APR 19 2002
THOMSON FINANCIAL P

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Encl.

dlw 4/10

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
(Incorporated In The Republic Of Singapore)

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

1. AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001

	Group		Incr /	Bank		Incr /
	31.12.01 S$'000	31.12.00 S$'000	(Decr) %	31.12.01 S$'000	31.12.00 S$'000	(Decr) %
Interest income	**3,410,284**	3,053,356	11.7	**2,315,784**	2,423,956	(4.5)
Less: Interest expense	**1,981,133**	1,854,945	6.8	**1,472,743**	1,564,262	(5.9)
Net interest income	**1,429,151**	1,198,411	19.3	**843,041**	859,694	(1.9)
Dividend income	**33,701**	8,151	313.5	**231,157**	197,107	17.3
Fee and commission income	**355,201**	330,435	7.5	**164,003**	168,159	(2.5)
Rental income	**75,947**	70,513	7.7	**42,036**	39,171	7.3
Other operating income	**330,091**	295,152	11.8	**245,296**	167,147	46.8
Income before operating expenses	**2,224,091**	1,902,662	16.9	**1,525,533**	1,431,278	6.6
Less: Staff costs	**442,657**	381,457	16.0	**252,084**	239,328	5.3
Other operating expenses	**431,186**	369,749	16.6	**222,694**	218,812	1.8
	873,843	751,206	16.3	**474,778**	458,140	3.6
Operating profit before goodwill amortisation and provisions	**1,350,248**	1,151,456	17.3	**1,050,755**	973,138	8.0
Less: Goodwill amortisation	**47,806**	-	NM	**-**	-	-
Less: Provisions	**164,795**	90,612	81.9	**111,675**	151,792	(26.4)
Operating profit after goodwill amortisation and provisions	**1,137,647**	1,060,844	7.2	**939,080**	821,346	14.3
Exceptional items	**(11,997)**	-	NM	**(11,045)**	148,477	(107.4)
Share of profit of associates	**71,912**	125,032	(42.5)	**-**	-	-
Profit from ordinary activities before taxation	**1,197,562**	1,185,876	1.0	**928,035**	969,823	(4.3)
Less: Taxation						
- The Group/Bank	**243,263**	254,456	(4.4)	**181,396**	259,696	(30.2)
- Associates	**25,725**	18,960	35.7	**-**	-	-
Profit after taxation	**928,574**	912,460	1.8	**746,639**	710,127	5.1
Minority interests	**(3,995)**	435	NM	**-**	-	-
Net profit attributable to members	**924,579**	912,895	1.3	**746,639**	710,127	5.1

NM = Not Meaningful

2. SELECTED BALANCE SHEET DATA

	Group			Bank		
	31.12.01 S$'000	31.12.00 S$'000	Incr / (Decr) %	**31.12.01 S$'000**	31.12.00 S$'000	Incr / (Decr) %
(a) Assets						
Total assets	**113,310,330**	66,324,052	70.8	**64,979,228**	53,492,080	21.5
Loans and advances including trade bills (non-bank customers)	**60,892,094**	30,045,283	102.7	**23,495,841**	23,494,285	-
(b) Liabilities						
Deposits (non-bank customers)	**74,451,684**	43,405,504	71.5	**36,484,724**	33,937,170	7.5
Total deposits including bankers' deposits	**92,545,491**	56,836,928	62.8	**49,047,877**	46,718,044	5.0
(c) Capital and reserves						
Issued and paid-up capital	**1,571,109**	1,052,451	49.3	**1,571,109**	1,052,451	49.3
Total shareholders' funds	**12,653,706**	6,968,173	81.6	**10,539,776**	5,160,669	104.2

3. OTHER INFORMATION

	Group			Bank		
	31.12.01 S$'000	31.12.00 S$'000	Incr / (Decr) %	**31.12.01 S$'000**	31.12.00 S$'000	Incr / (Decr) %
(a) Net profit attributable to shareholders:-						
6 months ended 30 June	**454,570**	408,366	11.3	**472,977**	402,015	17.7
6 months ended 31 December	**470,009**	504,529	(6.8)	**273,662**	308,112	(11.2)
Total for the year	**924,579**	912,895	1.3	**746,639**	710,127	5.1
(b) Depreciation	**96,119**	74,743	28.6	**47,053**	40,704	15.6
(c) Net profit as a percentage of average total shareholders' funds (%)						
- including goodwill amortisation	**10.8**	13.5	(20.0)	**11.2**	14.1	(20.6)
- excluding goodwill amortisation	**11.3**	13.5	(16.3)	**11.2**	14.1	(20.6)
(d) Earnings per share (cents)						
- Basic	**77.3**	86.8	(10.9)	**62.5**	67.5	(7.4)
- Fully diluted	**77.3**	86.7	(10.8)	**62.5**	67.5	(7.4)
(e) Net tangible asset backing per share (S$)	**5.65**	6.62	(14.7)	**6.71**	4.90	36.9

(f) In 2001, the Group has adopted revised Statements of Accounting Standard (SAS) where applicable and certain comparatives have been restated accordingly.

(g) Details of new shares of the Bank are as follows:-

Particulars of Issue	No. of new shares issued between 1.7.01 and 31.12.01	No. of new shares that would have been issued upon the exercise of all outstanding options At 31.12.01	At 30.6.01
Exercise of UOB Executive Share Options	34,000	3,077,000	3,170,000
Issued for the acquisition of Overseas Union Bank Limited ("OUB")	518,280,794		
	518,314,794		

4. REVIEW OF PERFORMANCE

(a) The Group recorded a profit growth of 1.3% for 2001 with a net profit after tax of $925 million. The growth in profit was mainly due to higher net interest income resulting from increased loan volume, higher fee and commission income, and higher profit on foreign exchange. These were partly offset by higher operating expenses, lower contribution from associates and higher specific provisions for doubtful debts.

On 20 September 2001, Overseas Union Bank Limited ("OUB") became a subsidiary of the Group. Accordingly, the Group's profit for the year included 3 months' profit contribution from the OUB Group. Excluding the profit from OUB Group, goodwill amortisation charge, restructuring and financing costs on the acquisition of OUB, the Group profit would have been $836 million or 8.4% lower than that recorded in 2000.

(b) The Group's operating expenses rose by 16.3% to $874 million. The higher staff and other operating expenses were due largely to the inclusion of OUB Group's expenses. Excluding OUB Group, the Group's operating expenses would have risen marginally by 1.4%.

(c) With the acquisition of OUB Group, the Group's net loans and advances doubled to $60.9 billion from $30.0 billion as at 31 December 2000. Correspondingly, the Group's Non Performing Loans (NPLs) rose by 142.4% from $2,462 million as at 31 December 2000 to $5,968 million. The Group's NPLs as a percentage of gross customer loans increased to 9.3% from 7.8% as at 31 December 2000. Out of the total Group's NPLs of $5,968 million, $3,528 million or 59.1% were secured by collateral and $3,851 million or 64.5% were in the Sub-standard category.

(d) Total cumulative specific and general provisions for the Group increased by $1,670 million from $1,664 million in 2000 to $3,334 million in 2001. General provision was $1,435 million or 43.0% of total cumulative provisions. The total cumulative provisions provided 55.9% cover against Group NPLs. For NPLs classified as Doubtful and Loss, the provision coverage stood at 157.5%.

(e) The Group's total assets grew by 70.8% to $113.3 billion. The increase in the Group's total shareholders' funds by 81.6% to $12.7 billion was contributed primarily by the issue of shares for the acquisition of OUB Group.

More details on the results are available at the Bank's website at http://www.uobgroup.com

5. DIVIDENDS

The Directors recommend the payment of a final dividend of 25% or 25 cents per share less 24.5% Singapore income tax (2000: 25% or 25 cents per share less 24.5% Singapore income tax) in respect of the financial year ended 31 December 2001.

Together with the interim payment of 15% or 15 cents per share paid previously, the total dividend for the financial year ended 31 December 2001 would be 40% (2000: 40%) amounting to a total net dividend payment of $415.8 million (2000: S$316.3 million). The total net dividend payment may be greater if before the books closure date, options under the UOB Executives' Share Option Scheme are exercised for shares.

All existing holders of options granted under the UOB Executives' Share Option Scheme who exercise their options for shares by the books closure date will be entitled to the final dividend, in accordance with the terms of the UOB Executives' Share Option Scheme.

If approved at the Annual General Meeting, the dividend will be paid on 31 May 2002.

6. SUBSEQUENT EVENTS

Events subsequent to the balance sheet date are as follows:

(a) On 2 January 2002, Overseas Union Bank Limited ("OUB"), a wholly-owned subsidiary, was merged into the Bank under Section 14A of the Banking Act, Cap.19. As a result of the merger, the businesses, assets, liabilities, interests, rights, privileges, obligations and commitments of OUB were transferred to and vested in the Bank.

(b) On 1 January 2002, United Overseas Bank (Malaysia) Bhd ("UOBM") entered into a Sale and Purchase Agreement with OUB to acquire the entire paid up capital of 350 million ordinary shares of RM1.00 each of its wholly-owned subsidiary, Overseas Union Bank (Malaysia) Bhd ("OUBM"). The consideration for the purchase is a sum equivalent to the net tangible asset value of the business of OUBM as at 2 February 2002.

On 2 January 2002, both UOBM and OUBM jointly submitted an application to the High Court of Malaya for the transfer of business of OUBM. On 17 January 2002, the High Court of Malaya has granted the Vesting Order to effect the transfer of the banking business of OUBM to UOBM. On 2 February 2002, OUBM was merged with UOBM.

7. CLOSURE OF BOOKS

Notice is hereby given that, subject to shareholders' approval of the payment of the aforementioned dividend at the Annual General Meeting to be held on 09 May 2002, the Share Transfer Books and Registers of Members of the Bank will be closed from 21 May 2002 to 22 May 2002, both dates inclusive. Duly completed transfers received by the Bank's Registrar, Lim Associates Pte Ltd, at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 p.m. on 20 May 2002 will be registered to determine shareholders' entitlement to the proposed ordinary dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd (CDP), the final dividend will be paid by the Bank to CDP which will in turn distribute the dividend entitlements to shareholders.

BY ORDER OF THE BOARD

Chan

Mrs Vivien Chan
Secretary

Dated this 08th day of March 2002